Exhibit 97.1

FORTRESS BIOTECH, INC.

Clawback Policy

Effective as of October 2, 2023

The Board of Directors (“Board”) of Fortress Biotech, Inc. (“Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (“Policy”) which provides for the recoupment of certain executive compensation in the event of an Accounting Restatement (as defined below).

This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and final rules and amendments adopted by the Securities and Exchange Commission (“SEC”) to implement the aforementioned legislation, and Rule 5608 of the Nasdaq Stock Exchange’s listing standards.

This policy shall be effective as of October 2, 2023, the Effective Date of Rule 5608 of the Nasdaq Stock Exchange’s listing standards (the “Effective Date”) and applies to all Covered Officers (as defined below) of Fortress Biotech, Inc.

Administration

This Policy shall be administered by the Compensation Committee of the Board (if composed entirely of independent directors) or if so designated by the Board, a separate committee of the Board, consisting of a majority of the independent directors serving on the board (as applicable, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee or the Compensation Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.

Subject to any limitation under applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Definitions

For purposes of this Policy, the following definitions will apply:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including those that either (a) correct an error in a previously issued financial statement that is material to such previously issued financial statement or (b) correct an error that is not material to a previously issued financial statement but would result in a material misstatement if left uncorrected in a current report or the error correction was not recognized in the current period.

“Administrator” has the meaning set forth in the “Administration” section above.

“Board” means the Company’s Board of Directors.

"Clawback Exception” has the meaning ascribed to such term in the “Clawback Exceptions” section below.

“Covered Officer” means the Company’s officers for purposes of Section 16 under the Exchange Act during any portion of the performance period of the Incentive-Based Compensation.

“Excess Compensation” means any amount of Incentive-Based Compensation Received by a Covered Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial information or properly calculated financial measure. Excess Compensation shall be calculated on a pre-tax basis.

“Incentive-Based Compensation” means any non-equity incentive plan awards, bonuses paid from a bonus pool, cash awards, equity or equity-based awards, or proceeds received upon sale of shares acquired through an incentive plan; provided that such compensation is granted, earned, and/or vested based wholly or in part on the attainment of a financial performance measure, as determined in accordance with Section 10D of the Exchange Act and the Nasdaq Stock Exchange listing standards (the “Clawback Rules”). Incentive-Based Compensation does not include any salaries, discretionary bonuses, non-equity incentive plan awards earned upon satisfying a strategic measure or operational measure (e.g., completion of a project), or equity-based awards that are not contingent on achieving any financial reporting measure (e.g., time vested stock options, restricted stock or restricted stock units).

“Look-Back Period” means the three (3) completed fiscal years immediately preceding the earlier of the date on which (a) the Board or appropriate committee concludes, or reasonably should have concluded, that an Accounting Restatement is required or (b) a regulator directs an Accounting Restatement.

“Received” means any Incentive-Based Compensation that is received during the fiscal year in which the applicable financial reporting measure upon which the payment is based is achieved, even if payment or grant of the Incentive-Based Compensation occurs after the end of such period.

Clawback Due to Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Administrator shall require reimbursement or forfeiture (“clawback”) of any Excess Compensation Received by any Covered Officer (current or former) during the applicable Look-Back Period, regardless of whether the Covered Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.

In the event the Administrator cannot determine the Excess Compensation from the information in the Accounting Restatement or from the recalculated financial measure, then it will make its determination based on a reasonable estimate of the effect of the Accounting Restatement or recalculation. Such determination will be final and binding.

If a Clawback Exception applies with respect to a Covered Officer, the Company may forgo the recovery described in this Section from such Covered Officer.

Clawback Method

The Administrator may determine, in its sole discretion, the method for the clawback of any amounts due under this Policy, which may include without limitation direct payment from the Covered Officer, recovery over time, the forfeiture or reduction of future pay or awards, or any other method that will provide for recovery within a reasonable manner and without undue delay. The Company may enter into deferred payment plans with Covered Officers to effectuate clawback to avoid unreasonable economic hardship. Any amounts due under this Policy may be deducted as an offset from amounts due to the Covered Officer from the Company, except to the extent such set-off is prohibited by law or would violate Section 409A of the Internal Revenue Code of 1986, as amended and the regulations thereunder.

Clawback Exceptions

The Company will be required, in the event of an Accounting Restatement, to recover all Excess Compensation received by a Covered Officer during the Look-Back Period unless: (i) one of the following conditions is met; and (ii) the Committee has made a determination that recovery would be impracticable in accordance with Rule 10D-1 of the Exchange Act:

(i)	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (and the Company has already made a reasonable attempt to recover such erroneously awarded Excess Compensation from such Covered Officer, has documented such reasonable attempt(s) to recover, and has provided such documentation to the Nasdaq Stock Exchange);

(ii)	recovery would violate home country laws that existed at the time of adoption of the rule and the Company receives an opinion of counsel to that effect; or
(iii)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code and regulations thereunder. For purposes of clarity, this Clawback Exception only applies to tax-qualified retirement plans and does not apply to other plans, including long term disability, life insurance, and supplemental executive retirement plans, or any other compensation that is based on Incentive-Based Compensation in such plans, such as earnings accrued on notional amounts of Incentive-Based Compensation contributed to such plans.

General

The Company shall not indemnify any Covered Officer against the loss of any covered compensation as a result of the application of this Policy.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any employees that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), including Section 304 of the Sarbanes-Oxley Act of 2002. Any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 shall be considered in determining any amounts recovered under this Policy.

The terms of this Policy shall be binding and enforceable against all Covered Officers subject to this Policy and their beneficiaries, heirs, executors, or other legal representatives. If any provision of this Policy or the application of such provision to any Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision (or the application of such provision) valid, legal or enforceable.

Each Covered Officer shall sign and return to the Company, within the later of: (i) 60 calendar days following the Effective Date or (ii) 30 calendar days following the date the individual becomes a Covered Officer, the Acknowledgement and Agreement Form attached hereto as Exhibit A, pursuant to which the Covered Officer agrees to be bound by, and to comply with, the terms and conditions of this Policy.

To the extent the Clawback Rules require recovery of Incentive-Based Compensation in additional circumstances beyond those specified above, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Incentive-Based Compensation to the fullest extent required by the Clawback Rules.

The Board may amend this Policy from time-to-time in its discretion and as necessary to comply with any rules or standards adopted by the SEC and the listings standards of any national securities exchange on which the Company’s securities are listed.

Exhibit A

Fortress Biotech, Inc. (the “Company”)

Clawback Policy

Acknowledgement and Agreement Form

I, the undersigned, acknowledge and agree that I have received and reviewed the Clawback Policy of Fortress Biotech, Inc. (the “Policy”), effective as of October 2, 2023, as adopted by the Company’s Board of Directors.

Furthermore, I acknowledge and agree:

●	that I am fully bound by, and subject to, all of the terms and conditions of the Policy, as may be amended, restated, supplemented or otherwise modified from time to time.
●	that I have been designated as a “Covered Officer” as defined in the policy.
●	that my execution of this Acknowledgement and Agreement Form is in consideration of, and is a condition to, my continued employment (if currently an employee) and my receipt of future awards from the Company, though nothing in this Acknowledgement and Agreement Form shall obligate the Company to make any particular award.

In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or to the terms of any compensation plan, program, agreement or arrangement under which any incentive-based compensation covered by the Policy is payable, the terms of this Policy shall govern and shall be deemed incorporated into all such plans, programs, agreements (including any employment agreements) or arrangements, including and without limitation, those granted or awarded prior to the date hereof and those granted or awarded in the future.

In the event any Incentive-Based Compensation (as defined in the Policy) is subject to recoupment or recovery under the terms of the Policy, I will promptly take any action necessary to effectuate the recoupment or recovery of such compensation by the Company.

COVERED OFFICER

Signature

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